                                        Filed Pursuant to Rule 424(b)(3)
                                        Registration No. 333-110764


                      FRONTLINE COMMUNICATIONS CORPORATION
                        7,018,665 SHARES OF COMMON STOCK

         This prospectus relates to the resale of 7,018,665 shares of common stock by the selling shareholders named in this prospectus. The 7,018,665 shares of our common stock offered by this prospectus were issued to the selling shareholders in six separate transactions. See - Summary of Transactions - The Offering, at page 25. The selling shareholders will receive all of the proceeds from any sales of common stock. We will not receive any of the proceeds. Assuming that all of the warrants held by selling stockholders are exercised, we will realize proceeds of approximately $729,900.

         The selling shareholders may sell the shares of common stock at various times and in various types of transactions, including: block transactions, directly to purchasers through agents, brokers, dealers or underwriters, and sales "at the market" to or through a market maker or an existing trading market or otherwise. Sales not covered by this prospectus may also be made pursuant to Rule 144 or another applicable exemption under the Securities Act of 1933. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of the shares.

         The selling shareholders will pay all brokerage fees and commissions and similar expenses. Under the terms of our registration rights agreements with the selling shareholders, we are required to pay legal, accounting and other expenses relating to the registration of the shares with the Securities and Exchange Commission.

         Our common stock is traded on the American Stock Exchange under the symbol "FNT." On November 21, 2003, the last reported sale price for our common stock was $0.53 per share.

                                ----------------

         Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 12 of this prospectus before making a decision to purchase our stock.

                                ----------------


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this Prospectus is December 17, 2003.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by Frontline Communications Corporation with the Securities and Exchange Commission are incorporated herein by reference and shall be deemed a part of this prospectus:

         o Annual report on Form 10-KSB for the year ended December 31, 2002, filed on April 15, 2003, amendment filed on October 6, 2003;

         o Quarterly report on Form 10-QSB for the quarter ended March 31, 2003, filed on May 13, 2003;

         o Quarterly report on Form 10-QSB for the quarter ended June 30, 2003, filed on August 19, 2003, amendment filed on October 3, 2003;

         o        Quarterly   report  on  Form  10-QSB  for  the  quarter  ended
                  September 30, 2003, filed on November 14, 2003;

         o Form 8-Ks filed on March 31, 2003, April 18, 2003, May 20, 2003 and September 30, 2003, and amendments thereto, filed May 6, 2003, June 17, 2003, June 18, 2003 and October 6,2003;

         o        Definitive  Proxy  Statement on Form 14A filed on November 13,
                  2003; and

         o The description of our common stock contained in our Registration Statement on Form 8-A, declared effective May 5, 1998, together with any amendment or report filed with the SEC for the purpose of updating the description.

         All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and before the termination of the offering of the securities hereby shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus on the date of filing of the documents. Any statement incorporated in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the registration statement of which it is a part.

         This prospectus incorporates documents by reference with respect to Frontline Communications Corporation that are not presented herein or delivered herewith. These documents are available without charge to any person, including any beneficial owner of our securities, to whom this prospectus is delivered, upon written or oral request to Amy Wagner-Mele, Esq., Frontline Communications Corporation, One Blue Hill Plaza, 6th Floor, Pearl River, New York 10965, telephone: (845) 623-8553. These reports and other information can also be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic filings made through the SEC's electronic data gathering, analysis and retrieval system are publicly available through the SEC's worldwide web site (http://www.sec.gov).

                                  THE BUSINESS

         The following is a summary description of our business and of the business of Proyecciones y Ventas Organizadas, S.A. de C.V., ("Provo"), a company we acquired in April 2003. Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this prospectus.

         Our Acquisition of Provo

         On April 3, 2003, we acquired all of the outstanding stock of Provo, a company organized and existing under the laws of Mexico, in exchange for 220,000 shares of our convertible preferred stock and a $20,000,000 secured promissory note. We are currently seeking shareholder approval of the conversion of our Series E convertible preferred stock, which is held by the former stockholders of Provo, into shares of our common stock. Upon receipt of such approval, we anticipate that 133,445 shares of the Series E convertible preferred stock (comprising approximately 60.7% of the originally outstanding Series E convertible preferred stock) will automatically be converted into 13,344,514 shares of common stock, representing 49.5% of the then outstanding common stock, and that the amount due on the $20,000,000 secured promissory note also will be reduced by 60.7% to $7,860,000. The remainder of the Series E convertible preferred stock will remain outstanding and be subject to optional conversion by its holders from time to time, except that that no share of Series E convertible preferred stock will be converted into common stock if as a result of such conversion the shares of common stock issuable to the two former Provo stockholders and any entity directly or indirectly controlled by them upon such conversion would exceed 49.5% of the issued and outstanding common stock upon the effectiveness of the conversion.

       If our shareholders do not approve the conversion of the Series E convertible preferred stock into common stock, the $20,000,000 note will become due and payable in accordance with its terms. The note is secured by substantially all of our assets, including the capital stock of Provo. In the event that we are unable to pay the note as it becomes due, the former stockholders of Provo may initiate actions against us, which may include foreclosure on their collateral consisting of substantially all of our assets. We do not believe that the collateral underlying the $20,000,000 note is sufficient to satisfy the note. If the collateral is insufficient to satisfy our obligation under the note, and we are unable to negotiate a settlement with the former stockholders of Provo, we may be forced to seek bankruptcy protection. We believe that the significant additional liabilities that we will incur if our stockholders fail to approve the conversion of the Series E convertible preferred stock will have a material adverse effect on our business and the interests of our stockholders.

         For a more detailed discussion of our acquisition of Provo, see the Definitive Proxy Statement on Form 14A, filed November 13, 2003, which is incorporated herein by reference.

       Description of Frontline's Business

       General

       We are a regional Internet service provider ("ISP") providing Internet access, web hosting, website design, and related services to residential and small business customers throughout the Northeast United States and, through a network partnership agreement, Internet access to customers nationwide.

       Primarily through 18 acquisitions, we grew our monthly revenue from $30,000 as of October 1998 to approximately $400,000 as of December 31, 2002. During that same period, we expanded our owned Internet access geographic footprint from the New York/New Jersey metropolitan area, to a region that now includes Delaware, Eastern Pennsylvania and Northern Virginia. At December 31, 2002, we owned and operated 12 points-of-presence ("POPs") which, when combined with 1,100 POPs licensed from third parties, provide us with the capability to serve over 75% of the U.S. population.

       During 2002, we concentrated our efforts and resources primarily on restructuring our operations to reduce costs, increase operating efficiency and improve customer service. As a result of our restructuring, we reduced our staff from approximately 70 employees at March 2001 to 31 as of April 1, 2003, and closed two regional offices, consolidating those functions into our Pearl River, New York headquarters.

       We streamlined our product offerings, eliminating certain low margin products and services, and added a broadband one-way satellite Internet access product line to our group of services. We also standardized our product pricing, and raised the monthly rates to most of our dial-up access customers to between $17.95 and $19.95 per month, depending on the term of service purchased.

       We were formed during February 1997 as a Delaware corporation under the name Easy Street Online, Inc. We changed our name to Frontline Communications Corporation in July 1997. Our principal executive offices are located at One Blue Hill Plaza, Pearl River, New York 10965, and our telephone number is (845) 623-8553. Our corporate websites are located at www.frontline.net and www.fcc.net. Information on these Websites is not part of this prospectus . Unless the context indicates otherwise, the terms "Frontline," "we," "our," "the Company" and "us" in this prospectus include the operations of Frontline Communications Corporation and its wholly owned subsidiaries, WowFactor, Inc., FNT Communications Corp., and CLEC Communications Corp.

       Competition

       Our competitors for Internet access services in the United States include international and national telecommunications providers, such as America Online, Time Warner Cable, Verizon, Earthlink, United Online (NetZero and Juno brands) and Covad Communications, as well as regional Internet service providers, such as Best Web Corporation, Fastnet Inc. and LogicalNet Corporation. Our national competitors have significantly greater financial, technical, marketing and other resources than we do, and our share of the market compared to theirs is too small to quantify. We believe that our market share in the region in which we operate is less than 1%. Many of our current and future competitors possess a wide range of products and collective new product development capabilities that exceed ours. For example, some of our competitors, such as Time Warner Cable, offer access to the Internet via cable modem. We do not possess the technical capability to offer such a service.

       Increased competition could result in significant price competition, which in turn could result in significant price reductions in some of our product offerings, most notably Internet access and web hosting. In addition, increased competition for new customers could result in increased sales and marketing expenses and related customer acquisition costs, which could materially adversely affect our operating results. We may not have the financial resources, technical expertise or marketing and support capabilities to compete successfully, and the software, services or technologies developed by others may render our products, services or technologies obsolete or less marketable.

       Properties

         Our executive offices are located in Pearl River, New York, where we lease approximately 12,000 square feet of space through a lease that expires in August of 2004. We also lease approximately 2,700 square feet of space in Babylon, New York that was assumed in connection with our purchase of PNM group, Inc. (d/b/a) Planet Media. The lease expires in August of 2005. The aggregate annual rent of the two offices is approximately $308,000.

         In 2001, as a part of our Restructuring Program, we closed our regional offices in Delaware and Virginia and have terminated the leases with the landlords. We lease approximately 2,400 square feet in Howell, New Jersey under a lease that expires in May 2004 and provides for monthly rental of approximately $3,500. We have closed our office at this location and are attempting to terminate the lease.

         We also lease space (typically, less than 100 square feet) in various geographic locations to house the telecommunications equipment for each of our POPs. Leases for the POPs have various expiration dates through June 2004. Aggregate annual rentals for POPs are approximately $6,000.

         Employees

         We currently employ 28 full-time individuals, 24 of whom are located at our Pearl River, New York headquarters. The remaining employees are located at the Babylon, New York facility.

       Current Corporate Structure

       We are currently organized to take advantage of both Frontline and Provo's strengths, by making the Provo US division (formerly Frontline's Internet service division) responsible for the continued provision of Internet service products and the development of the Provo payroll card technology. The Provo Mexico division will remain responsible for the sales and distribution of pre-paid calling cards, and will take on the responsibility of selling and distributing the payroll card in the US and Latin America. A corporate division, consisting primarily of former Frontline officers, will be responsible for overall corporate operations, such as finance, acquisitions, and SEC reporting obligations.

Description of Provo's Business

       General

       Provo was formed in October 1995 by Ventura Martinez Del Rio, Sr., as a private company headquartered in Mexico City. Provo was formed to distribute prepaid (Ladatel) public telephone cards for Telefonos de Mexico, S.A.
("Telmex"), which were introduced in 1995. Telmex is the dominant telecommunications provider in Mexico. Provo quickly became the leading distributor of Ladatel cards and has maintained its leading position, which currently stands at approximately 7% of the nationwide market. Provo also distributes Multifon prepaid landline telephone time provided by Telmex and prepaid Digital PCS cellular airtime provided by Radiomovil Dipsa, S.A. de C.V. ("Telcel"). Telcel is the dominant provider of cellular airtime in Mexico.

       Provo rapidly grew its sales of prepaid calling time to more than $101 million in 2002. Currently, Telcel airtime sales represent about 30% of Provo's total annual sales, up significantly from 10% in 2000. Telcel airtime is expected to represent an increasing proportion of Provo's sales as Ladatel sales have begun to level off.

       Provo's principal office is located at Quintana Roo 28, Colonia Roma Sur, 06760, Mexico City, Mexico, and its telephone number is 011 52 55 5264-6442.

       Products

       The purpose of the services that Provo Mexico currently resells in Mexico is to allow individuals who either do not own a land line phone or cell phone or are not able to enter into continuous service contracts for these services, to make calls on an as-needed basis, in a convenient and affordable manner.

        Telmex calling time is offered via Ladatel cards in increments of 30, 50 and 100 pesos. Calling time is stored in a simple, single-purpose smart chip and "burns off" as it is used. Mechanisms housed within public telephones charge used calling time against the electronic balance stored in the card until no calling time remains. At this point, a new card must be purchased. Prior to the advent of these calling cards in 1995 in Mexico, public phones were coin-based. Such coin-based phones often broke down or were the subject of significant theft problems. The prepaid card program implemented by Telmex largely has remedied these problems.

       Prepaid Multifon calling time is offered via personal identification number (PIN)-based access. Multifon time is sold to groups of residents who share a common phone in a building such as an apartment building.

       Telcel calling time is also offered via PIN-based access. Telcel calling time is sold in increments of 100, 200, or 500 pesos. Users must own or share a phone to use this service. A PIN must be entered prior to making the first call. A central switch maintained by Telcel tracks remaining calling time. Users must repurchase a new block of time with a new PIN every time they exhaust their prepaid cellular calling time.

       In addition, Provo plans to launch a payroll card product in the U.S. and Mexico within the next two months. The Provo payroll card will enable employers to directly deposit an employee's earnings onto a bank card. The card will serve as a credit, debit and cash transfer card. Provo's revenue from the sale of the card will derive from a percentage of transaction fees on the employer and employee side. Provo plans to market the product to employers of unbanked Spanish speaking workers in the U.S. and Latin America.

       Description of Revenues and Commissions

       Provo has relied on Telmex to finance much of its sales growth over the past eight years, through its provision of a credit line to Provo. Telmex requires all of its distributors to pay for all resold calling time using cash or their credit line with Telmex when it is ordered. Various surplus properties owned by Provo, its principals and its business partners have been pledged to guarantee Provo's credit lines with Telmex.

       The average discount Provo receives related to purchases of minutes from Telmex using credit is approximately 10.8% (credit-based discounts for 30-, 50- and 100-peso cards range from 10.0% to 12.0%). This compares to an average discount rate of approximately 13.8% related to purchases of minutes paid for entirely with cash (cash-based discounts for 30-, 50- and 100-pesos cards range from 13.0% to 15.2%). Starting on March 10, 2003, Provo effectively stopped purchasing calling cards using its credit lines with Telmex. All of Provo's purchases from Telmex are currently paid for in cash. The shift from credit-based purchases to cash-based purchases has increased Provo's profit margins on the products it purchases from Telmex, however its revenue from these products has and will continue to decrease due to Provo's current cash constraints.

       Provo allows its external agent, distributor and point of sale partners to retain combined commissions or discounts that typically range from 8% to 9%. Provo pays its internal sales team members commissions of 3% to 5%. Its distributor network is responsible for collecting approximately 50% of card sale proceeds and remitting the proper net proceed amounts to Provo within 21 days of taking delivery of new cards. The other half of Provo's sales are collected directly by Provo or remitted to Provo via daily deposits by Provo's agents to company-owned bank accounts. Provo has established strict remittance rules to ensure that the distributors to whom it extends credit will pay all amounts owed to Provo on a timely basis.

       Provo's distribution network includes several large retail chains, including Wal-Mart, Carrefour and Office Max. In addition, Provo distributes its cards in convenience stores, drug stores, restaurants, lottery stands, newspaper and magazine stands and other general stores.

       Competition

       Approximately 140 distributors sell prepaid calling time purchased from Telmex and Telcel in Mexico. Provo currently maintains the largest market share position for prepaid calling time in Mexico, at approximately 10%. The next two largest competitors that sell prepaid calling time in Mexico are Tarjetas Del Noreste and DiCasa, each with a market share position of approximately 6% to 7%. Telmex has attempted to curb the size of Provo in the past, by converting sub-distributors of Provo to direct distributors for Telmex. In these instances, Telmex has agreed to pay Provo royalties to compensate Provo for the migration of its sub-distributors upstream.

       Subsidiaries

         Provo currently operates as a group of seven affiliated companies. Telmex required Provo Mexico to form some of the entities because of its dominant presence in certain markets. On March 31, 2003, Provo acquired from members of the Martinez del Rio family, the controlling majority of the capital stock of the following subsidiaries: FS Provo, S.A. de C.V.; Proyecciones y Ventas Organizadas del D.F., S.A. de C.V.; Proyecciones y Ventas Organizadas de Occidente, S.A. de C.V.; Tilgo, S.A. de C.V.; Tarnor, S.A. de C.V. and PTL Administradora, S.A. de C.V. Provo's audited financial statement results include the combined total of each these companies' results, as an affiliated group.

       In October 2002, Provo formed Provo US, Inc., a Delaware corporation wholly-owned by Provo. Provo US is currently a shell company with no operations. It is expected that Provo US will be used for any new projects that Provo may initiate in the United States.

       Employees

       Provo currently has 39 direct full-time employees. Provo subcontracts personnel services from SAPROV, S.C., an affiliated company. Provo currently receives from SAPROV, S.C. services of approximately 69 full-time employees. In addition, Provo has a network of 52 independently-owned distributorships that collectively employ more than 400 sales people. Provo, in conjunction with its distributors, has developed an extensive distribution network that includes more than 20,000 point-of-sale locations.

       Properties

       Provo's executive offices are located in Mexico City, Mexico where Provo uses approximately 7,700 square feet of office space. Provo's executive offices were transferred to Telmex as part of the Telmex settlement described below. Until November 30, 2003 Provo may use the executive offices free of rent. Telmex has offered Provo to rent it the executive offices after November 30, 2003 for a monthly rent of 69,156 pesos (approximately $6,230 at the current exchange rate). Provo is currently considering whether to rent this facility from Telmex.

       Provo also leases approximately 6,000 square feet of office space in Mexico City, Mexico, where Provo houses its accounting and human resources departments. The lease expires on August 31, 2005 and the annual rent is 336,000 pesos ($30,270 at the current exchange rate). Unless otherwise noted, all exchange rates used herein are made at the official exchange rate on October 29, 2003 equal to 11.10 pesos for each $1.

       In addition, Provo leases small offices in 16 cities throughout Mexico where it maintains regional sales and distribution offices. Provo's regional offices are located in the following Mexican cities: Monterrey, Nuevo Leon; Torreon, Coahuila; Monclova, Coahuila; Chihuahua, Chihuahua; Los Mochis,
Sinaloa; Guamuchil, Sinaloa; Navojoa, Sonora; Ciudad Obregon, Sonora; Agua Prieta, Sonora; Durango, Durango; Tepic, Nayarit; Jalapa, Veracruz; Cordoba, Veracruz; Veracruz, Veracruz; Teziutlan, Puebla; and Queretaro, Queretaro. The aggregate annual rent for these leases is approximately $39,000.

       Provo's subsidiary, FS Provo, S.A. owns approximately 946 acres of undeveloped land in El Chamal, Tamaulipas, Mexico. The land has been pledged to Telmex to secure part of Provo's credit lines with Telmex. In addition, Provo and its subsidiaries Proyecciones y Ventas Organizadas del D.F., S.A. de C.V., F.S. Provo, S.A. de C.V. and Tilgo, S.A. de C.V., own seven pieces of forest land totaling approximately 605 acres in San Gabriel, San Luis Potosi, Mexico. This land also has been pledged to Telmex to secure part of Provo's credit lines with Telmex.

       Telmex Settlement

       In order to significantly enhance its operating margins and to position itself for renewed sales growth, on March 10, 2003, Provo entered into a settlement agreement with Telmex, whereby Provo transferred five non-revenue generating properties to Telmex in exchange for offsets to its credit lines with Telmex for 46,650,504 pesos ($4,202,748 at the current exchange rate). The Telmex settlement agreement also provides for the transfer to Telmex of Provo's corporate headquarters in Mexico City. The Telmex settlement agreement converted the balance of Provo's credit line with Telmex into a number of term loans with varying re-payment schedules. Under the settlement agreement, a payment in the principal amount of 40,000,000 pesos ($3,603,604 at the current exchange rate) due and payable on or before September 9, 2003. In September 2003, the agreement was amended to extend the due date to November 10, 2003. Provo is currently negotiating with Telmex a further extension to this agreement. This payment bears interest at a variable rate equal to the Mexican Interbank Equilibrium Rate multiplied by a factor of 1.3; the current interest rate is approximately 6.9% per annum. Finally, the settlement agreement provides for 54 monthly payments of 746,526 pesos each ($67,255 at the current exchange rate), which will be due and payable by Provo to Telmex commencing on July 10, 2003 and continuing until January 10, 2008. The monthly payments bear interest at a variable rate equal to the Mexican Interbank Equilibrium Rate multiplied by a factor of 1.3; the current interest rate is approximately 6.9% per annum.

         On September 9, 2003, Telmex and Provo entered into an amendment to the settlement agreement, whereby Telmex agreed to increase the value assigned to certain properties previously transferred by Provo thereby further reducing Provo's total indebtedness by 7,763,182 pesos ($699,385 at the current exchange rate). This amount will reduce the number of monthly payments payable under the settlement. No monthly payments have been made to date. We are currently in negotiation with Telmex to extend the November repayment date and reschedule the repayment terms of the entire line of credit. If we are unable to renegotiate the term of our debt to Telmex, Telmex may cease to provide us with products, may refuse to do business with us or may otherwise attempt to collect the debt. Should Telmex take any such action, our operations would be adversely affected.

                                  The Offering


Common stock offered.................................              7,018,665  shares,  of which 3,061,666 are issuable upon
                                                                   exercise  of  warrants  owned  by  five  of the  selling
                                                                   stockholders,  and 462,000 are issuable  pursuant to the
                                                                   terms of a convertible promissory note.


Common stock outstanding.............................              13,784,146 shares.

Use of Proceeds......................................              Assuming  that all of the  warrants  held by the selling
                                                                   stockholders  are  exercised,   we  will  realize  gross
                                                                   proceeds of approximately  $729,900,  which will be used
                                                                   for  working  capital.  We will not  receive  any of the
                                                                   proceeds  from the sale of common  stock by the  selling
                                                                   stockholders.

American Stock Exchange symbol.......................              FNT

Risk Factors.........................................              You should read the "Risk Factors" section  beginning on
                                                                   page  12  and the other cautionary statements in this
                                                                   prospectus to ensure that you understand the risks associated with an investment in our common stock.


              Cautionary Note Regarding Forward-Looking Statements

     This prospectus contains  forward-looking  statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our plans are forward-looking statements. These statements can sometimes be identified by our use of words such as "may," "anticipate," "expect," "intend," "believe," "estimate" or similar expressions. Our expectations in any forward-looking statements may not turn out to be correct. Our actual results could be materially different from our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed under "Risk Factors." We have no obligation to update these statements to reflect events and circumstances after the date of this prospectus.

                                  RISK FACTORS

         You should carefully consider the following risk factors before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations would likely suffer. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.



                                  RISK FACTORS

       In addition to the other information provided or incorporated by reference in this document, you should consider the following information carefully.

Risks Related to Our Acquisition of Provo

If our stockholders fail to approve conversion of the Series E preferred stock, we will incur significant additional liabilities.

       If our stockholders do not approve Proposals 1 and 3 (as set forth in the Definitive Proxy Statement on Form 14A, filed November 13, 2003) by January 31, 2004, the Series E preferred stock will remain outstanding on a non-convertible, non-voting basis, and the $20,000,000 note issued to the former stockholders of Provo will become due and payable in accordance with its terms. The note will become due and payable in full on the fifteenth day following the earlier of January 31, 2004 or the date upon which our stockholders reject Proposal 1 and/or Proposal 3. The note is secured by substantially all of our assets, including the capital stock of Provo. In the event that we are unable to pay the note as it becomes due, the former stockholders of Provo may initiate actions against us, which may include foreclosure on their collateral consisting of substantially all of our assets. We do not believe that the collateral underlying the $20,000,000 note is sufficient to satisfy the note. If the collateral is insufficient to satisfy our obligation under the note, and we are unable to negotiate a settlement with the former stockholders of Provo, we may be forced to seek bankruptcy protection. We believe that the significant additional liabilities that we will incur if our stockholders fail to approve Proposals 1 and 3 will have a material adverse effect on our business and the interests of our stockholders.

The former stockholders of Provo will control a substantial amount of our common stock.

         If our stockholders approve the conversion of the Series E preferred stock, 10,008,385 shares (approximately 37.1%) of our common stock will be held by our Chairman, Ventura Martinez del Rio, Sr. and 3,336,129 shares (approximately 12.4%) of our common stock will be held by his son, Ventura Martinez del Rio, Jr., President of the Provo Mexico Division. In addition, Mr. Martinez del Rio, Sr. will retain 64,916 shares of our Series E convertible preferred stock, optionally convertible into 6,491,615 shares of our common stock, and Mr. Martinez del Rio, Jr. will retain 21,639 shares of our Series E convertible preferred stock, optionally convertible into 2,163,871 shares of common stock, in each case subject to the 49.5% ownership limitation described above.

We may not successfully integrate and manage the operations of Provo, which could adversely affect future earnings.

       As a result of our acquisition of Provo, Provo has become our wholly-owned subsidiary. Provo has an operating history, but not under Frontline management. Failure to manage the combined company successfully may negatively affect our operating results. The risks of this acquisition include the following:

         o management will have to divert time, attention and resources to integrate the businesses;

         o Provo may have unexpected problems or risks in operations, personnel, technology or credit;

         o        we may lose Provo's current customers or employees;

         o new management may not work smoothly with existing employees or customers;

         o the assimilation of new operations, sites and personnel could divert resources from existing operations;

         o management may be unable to operate successfully in an international environment; and

         o we may have trouble instituting and maintaining uniform standards, controls, procedures and policies.

       We can make no assurances that we will be able to successfully integrate acquired businesses or operations that we have acquired, including Provo, or that we may acquire in the future. In addition, we may not achieve the anticipated benefits from our acquisitions. If we fail to achieve the anticipated benefits from such acquisitions, we may incur increased expenses and experience a shortfall in our anticipated revenues and we may not obtain a satisfactory return on our investment.

We have a history of losses prior to the acquisition of Provo and anticipate that we may incur losses in the future.

       Since our inception and prior to our acquisition of Provo, we have incurred significant losses. For the years ended December 31, 2001 and 2002, our net losses were $7,029,287 and $787,525, respectively. Although Provo has been a profitable company for a number of years, we have little experience as a combined company and we may not be able to achieve profitability as a combined business. Moreover, we intend to engage in additional strategic acquisitions in the future. Future acquisitions may reduce our profitability. We can make no assurances that we will achieve or sustain profitability as a combined company or generate sufficient operating income to meet our working capital, capital expenditure and debt service requirements, and if we are unable to do so, this would have a material adverse effect on our business, financial condition and results of operations.

We may not realize anticipated operating efficiencies, which could hurt our profitability.

       As a result of our acquisition of Provo, we expect to improve our operations by reducing costs, expanding services and integrating administrative functions. We may not realize these operating efficiencies or may not realize them as soon as anticipated. If we do not realize operating efficiencies as anticipated, our profitability may be adversely affected.

Unanticipated costs relating to our acquisition of Provo could reduce our future results of operations.

       We believe that we have reasonably estimated the likely costs of integrating the operations of Frontline and Provo. However, the possibility exists that unexpected transaction costs such as taxes, fees or professional expenses, or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of the combined company. If unexpected costs are incurred, the acquisition could adversely affect our results of operations and earnings per share.

Frontline and Provo have incurred and will continue to incur significant transaction expenses and integration-related costs in connection with the acquisition transaction.

       Frontline and Provo expect to incur charges to operations to reflect costs associated with combining the operations of the two companies and transaction fees and other costs related to our acquisition of Provo. Some of these costs will be expenses subsequent to the consummation of our acquisition of Provo and will adversely affect the results of the combined company and could adversely impact the market price of our common stock. In connection with the transaction, Frontline and Provo anticipate expenses of approximately $500,000. Integration-related costs will be recognized as those actions take place subsequent to our acquisition of Provo. There can be no assurance that realization of efficiencies anticipated from the integration of the businesses, will offset additional expenses in the near term, or at all.

Risks Related to Our Business

We require additional financing in order to fund working capital requirements, capital expenditures and general corporate expenses.

       Our current cash flow is insufficient to fund working capital requirements, capital expenditures and general corporate expenses. Our ability to fund these requirements is therefore dependent upon our securing additional sources of financing, such as the Fusion Capital transaction. If we are unable to consummate this transaction we will not be able to meet our operating capital needs on an ongoing basis. In addition, the Fusion Capital transaction may be terminated if we default under the terms of our agreement with Fusion Capital. For a summary of the terms of our agreement with Fusion Capital, see the Definitive Proxy Statement on Form 14A filed November 13, 2003, incorporated herein by reference, at page 67.

Competition is significant in all of our lines of business and is expected to intensify.

       The market for each of our current and expected products and services is intensely competitive, and we expect that competition will intensify in the future. There are no substantial barriers to entry, and these industries are characterized by rapidly increasing numbers of new market entrants and new products and services.

       Provo's three closest competitors in Mexico - Tarjetas del Noreste, DiCasa and Distribuidora Dana - each account for approximately 6-7% of the market share for prepaid calling cards in Mexico, compared to Provo's 10% market share. More than 100 resellers of prepaid calling time currently canvass the market in Mexico. Our competitors for Internet access services in the United States include international and national telecommunications providers, such as America Online, Time Warner Cable, Verizon, Earthlink, United Online (NetZero and Juno brands) and Covad Communications, as well as regional Internet service providers, such as Best Web Corporation, Fastnet Inc. and LogicalNet Corporation. Our national competitors have significantly greater financial, technical, marketing and other resources than we do, and our share of the market compared to theirs is too small to quantify. We believe that our market share in the region in which we operate is less than 1%. Many of our current and future competitors possess a wide range of products and collective new product development capabilities that exceed ours. For example, some of our competitors, such as Time Warner Cable, offer access to the Internet via cable modem. We do not possess the technical capability to offer such a service.

       Increased competition could result in significant price competition, which in turn could result in significant price reductions in some of our product offerings, most notably Internet access and web hosting. In addition, increased competition for new customers could result in increased sales and marketing expenses and related customer acquisition costs, which could materially adversely affect our operating results. We may not have the financial resources, technical expertise or marketing and support capabilities to compete successfully, and the software, services or technologies developed by others may render our products, services or technologies obsolete or less marketable.

We are dependent on many vendors and suppliers and their financial difficulties may adversely affect our business.

       We depend on many vendors and suppliers to conduct our business. For example, Provo purchases prepaid calling cards exclusively from Telmex and Telcel. If either entity terminated its relationship with Provo, Provo would not have access to its principal products and its primary source of revenue would be adversely affected. While Provo may be able to purchase prepaid calling cards from other regional Mexican telecommunications providers, it is unlikely that they could re-establish themselves as a leading distributor of prepaid calling cards if Telmex or Telcel refused to do business with them.

       We purchase telecommunications services from various telecommunications companies and competitive local exchange carriers in the United States, such a Covad Communications, Focal Communications and DSL.net, Inc. Many of these third parties have experienced substantial financial difficulties in recent months, including difficulty in raising the necessary capital to maintain their operations and in some cases leading to bankruptcies and liquidations. To the extent that we rely on these third parties for services we need in order to sell our products, the financial difficulties of these companies could have a material adverse effect on our business and prospects. While we may be able to obtain comparable services from other telecommunications providers in the event any of our suppliers ceased to supply us with services, there can be no assurance that we could obtain replacement services at prices which would allow us to maintain our profit margins.

We may not be able to maintain our profitability if our suppliers reduce their commissions or if they cease doing business with us.

       Our business substantially depends on the availability of pre-paid calling cards and the discounts and commissions given to us by Telmex and Telcel. Access to calling-cards is obtained through short-term agreements that our providers can terminate, significantly modify or elect not to renew.

       Our   operating   margins  are  sensitive  to  variations  in  whole-sale
commissions given by Telmex and Telcel. Any or all of our current suppliers could decide to reduce whole-sale commissions, which would prevent us from distributing large numbers of cards and would materially reduce our business operations and profitability.

Our sales could be adversely affected if we lose any of our largest customers, if they materially reduce their reliance on distributors or if they are unable to pay amounts due.

       If any of our largest customers in Mexico were to stop or materially reduce their purchasing from us, or were unable to pay our invoices, our financial results could be adversely affected. During fiscal 2002, Provo's top five customers in the aggregate accounted for approximately 17% of Provo's sales. We generally do not have long term contracts with our retailer customers or minimum purchase requirements. In addition, there is the possibility that our larger customers could bypass distributors and begin purchasing calling cards directly from Telmex or Telcel. The concentration of sales to our largest customers also exposes us to credit risks associated with the financial viability of our customers. We believe that our sales to our largest customers will continue to represent a significant portion of our sales.

We depend on strategic relationships with third parties.

       We depend on agreements and arrangements with a variety of third party partners, including, Telmex, Telcel and our network of distributors in Mexico as well as certain providers of high-speed access capability and other competitive local exchange carriers in the United States. The loss of any of our existing strategic relationships or any inability to create new strategic partnerships in the future would cause disruptions to our business, reduce any competitive advantages that these relationships may provide over our competitors and adversely affect our ability to expand our operations. In addition, some of the third parties with which we seek to enter into relationships may view us as a competitor and refuse to do business with us.

We have numerous sub-distributors in Mexico and they may divert or delay net sales receipts from the point of sale.

       Provo relies on its large network of sub-distributors to collect a substantial portion of its revenues. Should any of these sub-distributors decide to or attempt to divert or delay their remittance to Provo, Provo's need for consistent interim cash flow would be adversely affected. Moreover, we may not be able to recover the diverted funds. Significant diversions or delays in receipts of funds by Provo, could have a material adverse effect on our business, financial condition and results of operations.

A disruption in the operations of our key shippers could cause a decline in our sales or a reduction in our earnings.

       We are dependent on a number of commercial freight carriers to deliver our products to our sub-distributors and customers. If the operations of these carriers are disrupted for any reason, we may be unable to deliver our products to our customers on a timely basis. If we cannot deliver our products in an efficient and timely manner, our sales and profitability will suffer. While the choice of carriers is a fact based determination depending on a customer's characteristics, we currently rely on Autobuses Estrella Blanca, S.A. de C.V. to deliver approximately 42% of our products.

We are dependent on effective billing, customer service and information systems and we may have difficulties in developing, maintaining and enhancing these systems.

       Sophisticated back office information and processing systems are vital to our growth and our ability to control and monitor costs, bill and service customers, initiate, implement and track customer orders and achieve operating efficiencies. Since our inception, we have also been engaged in developing and integrating our essential information systems consisting of our billing system, our sales order entry system and our customer implementation system. In addition, we continue to integrate the systems of each of our acquired businesses, including Provo. These are challenging projects because all of these systems were developed by different vendors and must be coordinated through custom software and integration processes. Our sales and other core operating and financial data are generated by these systems and the accuracy of this data depends on the quality and progress of the system integration project. Although we have made progress in our system integration efforts, we have not completed it and we may experience additional negative adjustments to our financial and operating data as we complete this effort. These adjustments have not had a material adverse effect on our financial or operating data to date but until we complete the entire project we cannot assure you that any such adjustments arising out of our systems integration efforts will not have a material adverse effect in the future. If we are unable to develop, acquire and integrate our operations and financial systems, our customers could experience delays in delivery of products or services, billing issues and/or lower levels of customer service. We also cannot assure you that any of our systems will be successfully implemented on a timely basis or at all or will perform as expected. Our failure to successfully implement these systems would have a material adverse effect on our business and prospects.

In order to remain profitable, we will need to implement our business plan successfully, including increasing our customer bases in Mexico and the United States and incorporating new lines of business in an effective manner.

       The success of our business plan depends upon our ability to retain and increase our customer base for prepaid calling cards; attract and retain significant numbers of customers for our Internet business; and consolidate new lines of business on a timely and cost effective basis. At the same time, we will need to hire and retain skilled management, technical, marketing and other personnel and continue to expand our product and service offerings. We may not be able to implement our business plan successfully, and we may also encounter unanticipated expenses, problems or technical difficulties which could materially delay the implementation of our business plan.

       We have recently expanded our marketing focus and have begun to offer additional products and services, both of which may place a significant strain on us. The expansion of our product offerings will continue to place significant demands on the time and attention of our senior management and involve significant financial and other costs, including marketing and promoting our new products and services and hiring personnel to provide these new services. We may not be able to enter new markets and offer new services successfully, and we may not be able to undertake these activities while maintaining sufficient levels of customer service to retain our existing customers, either of which would have a material adverse effect on us, our reputation and our operations.

Our inability to manage our growth effectively could adversely affect our business.

       Our future performance depends on our ability to continue to sell our products, effectively roll-out our proposed products and services, implement our business strategy and effectively manage our growth. Our planned growth and expansion will place significant demands on our management and operations. Our ability to manage this growth successfully will depend on:

         o        expanding   our    management    resources,    infrastructure,
                  information and reporting systems and controls;

         o expansion, training and management of our employee base, including attracting and retaining skilled personnel;

         o        evaluating new markets;


         o        evaluating new acquisition opportunities;

         o        monitoring operations; and

         o        controlling costs.

       If  we  are  not  successful  in  managing  our  growth   effectively  or
maintaining the quality of our service, our business, financial condition and results of operations could be materially adversely affected.

Our Mexican subsidiaries conduct a majority of our operations and own a majority of our operating assets.

       Our Mexican subsidiaries conduct a majority of our operations, account for a majority of our revenues and own a majority of our operating assets. As a result, our ability to make any dividend payments on our common stock depends on the performance of the businesses owned by our subsidiaries and such subsidiaries' ability to distribute funds to us. Under Mexican law, Mexican companies must retain part of their profits to establish certain legal reserves prior to distributing any dividends to their stockholders. In addition, any dividends received from our subsidiaries in Mexico may be subject to withholding taxes in Mexico.

       The rights of holders of our common stock may be subordinated to the rights of our subsidiaries' lenders. A default by a subsidiary under its debt obligations would likely result in a block on distributions from the affected subsidiary to us. In the event of bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, our subsidiary may not have sufficient assets remaining to make payments to us as a stockholder or otherwise. As of September 30, 2003, Provo and its subsidiaries had outstanding indebtedness, excluding payables to related parties, of approximately $8.1 million.

We are heavily dependent on our senior management.

       We believe that the success of our business strategy and our ability to operate profitably depend on the continued employment of our senior management team. Our business is managed by a small number of key management and operating personnel who have been involved in our operation in the United States and the operation of our subsidiaries in Mexico. As we pursue our strategy to grow through acquisitions our need for qualified personnel may increase further. Competition for qualified personnel is intense, and we cannot assure you that we will be able to retain our key employees or that we can attract or retain other qualified personnel in the future. We only maintain key person life insurance for $1,000,000 each on the lives of Stephen Cole-Hatchard and Nicko Feinberg.

Risks Related to Our Stock

Our substantial leverage could adversely affect our ability to run our business.

       Our total outstanding indebtedness as of September 30, 2003 was approximately $8.9 million, substantially all of which is secured indebtedness. Of this amount, we repaid $96,539 in principal and $19,861 in interest on or about November 25, 2003, and are obligated to pay approximately $325,000 to IIG Equity Opportunities Fund, Ltd. on December 31, 2003 and were obligated to pay 40,000,000 pesos ($3,660,590 at the current exchange rate) to Telmex on November 10, 2003. We are currently in negotiations with Telmex to restructure these debts so that they are payable within a longer term. We lack the funds to pay these obligations when they become due. If we cannot generate sufficient cash flow or otherwise obtain the funds necessary to make required payments on our indebtedness, or if we otherwise fail to comply with the various covenants governing our indebtedness, we will be in default under the terms of our indebtedness. If we are in default, the holders of certain of our indebtedness may accelerate the maturity of the specific indebtedness which could cause us to default on other debt obligations. In addition, if we are in default, Telmex may suspend delivery of prepaid calling cards to us.

       Therefore, in order to satisfy our debt obligations, we are currently pursuing additional sources of financing, including potential sources for debt and equity financing (or a combination of the two), and are exploring the possibility of selling some of our assets (such as our dial-up subscriber base), so that we will have sufficient funds to pay our debts as they become due. There can be no assurance, however, that such financing will be available on terms that are acceptable to us, or on any terms. Our ability to arrange financing and the cost of the financing will depend on many factors including:

         o        general economic and capital markets conditions;

         o conditions in the retail, telecommunications and Internet industries;

         o        regulatory developments;

         o investor confidence and credit availability from banks and other lenders;

         o        the success of our business plan; and

         o        tax and securities laws that affect raising capital.

       If we cannot obtain the additional funding we require, we will make substantial reductions in the scope and size of our operations, in order to conserve cash until such funding is obtained. We also may be required to seek protection under the bankruptcy laws.

We have a significant number of outstanding options and warrants which could depress the market price of our common stock and could interfere with our ability to raise capital in the future.

       As of November 25, 2003, we had outstanding options and warrants to purchase 5,702,866 shares of our common stock at exercise prices ranging from $0.01 to $8.50 per share. To the extent that the outstanding options or warrants are exercised, dilution to the percentage of ownership of our stockholders will occur. Any sales in the public market of the shares underlying such options and warrants may adversely affect prevailing market prices for our common stock. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of outstanding options and warrants can be expected to exercise them at a time when we would in all likelihood be able to obtain any needed capital on terms more favorable to us than those provided in the outstanding options and warrants.

Conversion of the Series B convertible redeemable preferred stock, Series E convertible preferred stock and Series D convertible preferred stock will result in substantial dilution.

       We are currently requesting our stockholders to consider and vote upon, among other things, the issuance of shares of our common stock upon conversion of the Series B convertible redeemable preferred stock, Series E convertible preferred stock and Series D convertible preferred stock. Subject to such stockholder approval, such Series B convertible redeemable preferred stock, Series E convertible preferred stock and Series D convertible preferred stock will be converted into a total of 18,880,294 shares of common stock (after giving effect to the proposed two-for-three reverse stock split). Holders of common stock will therefore experience dilution of their investment upon conversion of our Series B convertible redeemable preferred stock, Series E convertible preferred stock and Series D convertible preferred stock. In addition, if our agreement with Fusion Capital is approved, we may issue up to 10,000,000 additional shares of common stock to Fusion Capital, thereby resulting in further dilution of our common stockholders' interests.

The reverse stock split may have a negative impact on stockholders who own less than 100 shares.

       We are also currently seeking shareholder approval of a two-for-three stock split. The reverse stock split might result in some stockholders owning "odd lots" of less than 100 shares of Common Stock. Brokerage commissions and other costs of transactions in odd lots may be higher, particularly on a per-share basis, than the cost of transactions in even multiples of 100 shares. The possibility also exists that stockholder liquidity may be adversely affected by the reduced number of shares which would be outstanding if the reverse split is effected, particularly if the price per share of the common stock begins a declining trend after the reverse split is effected.

Our stock price has been volatile and future sales of substantial numbers of our shares could have an adverse affect on the market price of our shares.

       The market price of shares of our common stock has been volatile. The price of our common stock may continue to fluctuate in response to a number of events and factors, such as:

         o        our ability to maintain and increase our profitability;

         o        changes in revenues and expense levels;

         o the amount of our cash resources and our ability to obtain additional funding;

         o        our ability to service our debt;

         o announcements of new lines of business, business developments, technological innovations or new products by us or our competitors;

         o        changes in government regulation; and

         o        the   success   of  the   integration   of  past  and   future
                  acquisitions.

       Any of these events may cause the price of our shares to fall, which may adversely affect our business and financing opportunities. In addition, the stock market in general and the market prices for Internet companies in particular have experienced significant volatility that often has been unrelated to the operating performance or financial conditions of such companies. These broad market and industry fluctuations may adversely affect the trading price of our stock, regardless of our operating performance or prospects.

Future sales of our stock by insiders may adversely affect our stock price.

       Many of our outstanding shares are "restricted securities" under the federal securities laws, and such shares are or will be eligible for sale
subject  to  restrictions  as  to  timing,   manner,   volume,  notice  and  the
availability of current public information regarding Frontline. If our shareholders approve the conversion of Series E convertible preferred stock and Series D convertible preferred stock, which consent we are currently seeking, a significant majority of our common stock will be held by the former stockholders of Provo and by our founding management team. Sales of substantial amounts of stock in the public market or sales of stock by our insiders or the perception that these sales could occur, could depress the prevailing market price for all of our securities. Sales of substantial amounts of stock by these stockholders in the public market may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate and, to the extent these sales depress our common stock price.

Our stock may be delisted from the American Stock Exchange, and that could affect its market price and liquidity.

       We are required to meet certain financial tests to maintain the listing of our common stock on the American Stock Exchange. The American Stock Exchange has advised us that, our acquisition of Provo, as currently structures, does not require review under the new listing standards of the exchange. The combined company is required to meet the standards set forth by the exchange for continued listing. If our stock price, stockholder's equity, income or market cap were to fall below the standards set by the exchange, we may not be able to maintain our American Stock Exchange listing. If we do not remain listed on the American Stock Exchange, the market price and liquidity of our common stock could be impaired. The delisting of our common stock could also deter broker-dealers from making a market in or otherwise generating interest in our common stock and could adversely affect our ability to attract investors in our common stock and raise additional capital. As a result of these factors, the value of our common stock could decline significantly, and our stockholders could lose some or all of their investment.

Risks Related to Operating in Foreign Markets

Our business in Mexico presents unique economic and regulatory risks.

       A significant portion of our assets and revenues are and will be located in Mexico. Our business, therefore, is affected by prevailing conditions in the Mexican economy and is, to a significant extent, vulnerable to economic downturns and changes in government policies. The Mexican government exercises significant influence over many aspects of the Mexican economy. Accordingly, the Mexican government's actions and the policies established by legislative e, executive or judicial authorities in Mexico may affect the Mexican economy. We cannot assure you that future economic, political or diplomatic developments in or affecting Mexico will not:

         o        impair  our  business,   results  of   operations,   financial
                  condition and liquidity (including our ability to obtain financing);

         o materially and adversely affect the market price of our securities (including the shares of our common stock); or

         o        negatively affect our ability to meet our obligations.

We operate in foreign markets and are exposed to risks in those markets that may adversely affect our performance.

       Our growth strategy involves operations in several new international markets. The following are certain risks inherent in doing business on an international level, any of which could have a material adverse effect on our business, financial condition and results of operations:

         o regulatory limitations restricting or prohibiting us from providing our services or selling our products;

         o        unexpected  changes  in  regulatory   requirements,   tariffs,
                  customs, duties and other trade barriers;

         o        difficulties in staffing and managing foreign operations;

         o        political risks;

         o fluctuations in currency exchange rates and restrictions on repatriation of earnings;

         o        delays from customers or government agencies;

         o        dependence upon local suppliers in international markets;

         o potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws; and

         o an economic downturn in the countries in which we expect to do business.

A majority of our revenues are received in foreign currencies. Changes in current exchange rates could adversely affect our business.

       We generate a majority of our revenues in currencies other than the U.S. dollar, and thus are subject to fluctuations in exchange rates. We may become subject to exchange control regulations that might restrict or prohibit the conversion of our revenue into U.S. dollars. The occurrence of any such factors could have a material adverse effect on our business, financial condition and results of operations as well as our ability to service our dollar denominated liabilities.

                                 USE OF PROCEEDS

        Assuming that all of the warrants held by selling stockholders are exercised, we will realize proceeds of approximately $729,900, all of which will be used for working capital. We have agreed to pay certain expenses in connection with this offering, currently expected to be approximately $25,000. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

                          DESCRIPTION OF CAPITAL STOCK

General

        We are currently authorized to issue 25,000,000 shares of common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share. As of the date of this prospectus, there are 13,784,146 shares of common stock outstanding, 496,445 shares of Series B convertible redeemable preferred stock outstanding, 35,500 shares of Series D convertible preferred stock outstanding and 220,000 shares of Series E convertible preferred stock outstanding.

Common Stock

        The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock issuable upon exercise of warrants held by selling stockholders will be, fully paid and nonassessable.

Preferred Stock

        We are authorized to issue 2,000,000 shares of preferred stock from time to time in one or more series, in all cases ranking senior to the common stock with respect to payment of dividends and in the event of the liquidation, dissolution or winding-up of our company. The Board of Directors has the power, without stockholder approval, to issue shares of one or more series of preferred stock, at any time, for such consideration and with such relative rights, privileges, preferences and other terms as the Board of Directors may determine, including terms relating to dividend rates, redemption rates, liquidation preferences and voting, sinking fund and conversion or other rights. The rights and terms relating to any new series of preferred stock could adversely affect the voting power or other rights of the holders of the common stock or could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.

       In February 2000, we issued approximately 1,200,000 shares of Series B convertible redeemable preferred stock in an underwritten public offering in order to raise capital. Our Series B convertible redeemable preferred stock is currently traded on the American Stock Exchange under the symbol FNT.PR. As of October 31, 2003, there were 496,445 shares of Series B preferred stock outstanding. We are currently seeking shareholder approval of a mandatory conversion proposal relating to the Series B convertible redeemable preferred stock, which, if approved, would result in the conversion of all of the outstanding shares of Series B convertible redeemable preferred stock at a conversion ratio of 6 shares of common stock per share of Series B convertible redeemable preferred stock, which if approved will result in the issuance of 1,985,780 shares of our common stock (after giving effect to the proposed two-for-three reverse stock split).

        On April 3, 2003, we acquired all of the capital stock of Provo for 220,000 shares of our Series C convertible preferred stock. In November 2003 we issued 220,000 shares of Series E convertible preferred stock in exchange for the Series C convertible preferred stock held by the former shareholders of Provo. The Series E convertible preferred stock is convertible, upon shareholder approval, into up to 22,000,000 shares of our common stock, provided that at no time shall the former shareholders of Provo own in excess of 49.5% of our outstanding common stock. Also in connection with our acquisition of Provo, we also issued 35,500 shares of our Series D cconvertible preferred stock to certain of our executive officers and directors, certain Provo employees and other third parties. The Series D convertible preferred stock is convertible, upon shareholder approval, into 3,550,000 shares of our common stock. We are currently seeking shareholder approval of a conversion proposal relating to the Series E convertible preferred stock, which if approved will result in 134,445 of the 220,000 outstanding shares of Series E convertible preferred being converted into approximately 13,344,514 shares of our common stock (after giving effect to the proposed two-for-three reverse split. The remaining shares of Series E convertible preferred stock will remain outstanding and subject to optional conversion whenever the former shareholders of Provo's share ownership drops below 49.5% of our outstanding common stock. Finally, we are currently seeking shareholder approval of a conversion proposal relating to the Series D convertible preferred stock, which if approved will result in all 35,500 outstanding shares of Series D convertible preferred stock will be converted into 3,550,000 shares of our common stock (after giving effect to the proposed two-for-three reverse split).

Transfer Agent

        The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information as of November 24, 2003, relating to the selling stockholders. None of the selling stockholders has ever held any position or office with us or had any material relationship with us.

                                               Shares Beneficially Owned                     Shares Beneficially Owned
                                                   Prior to Offering         Shares Being        After Offering(1)
Name of Beneficial Owner                         Number         Percent         Offered         Number        Percent
----------------------------------               ------         -------      ------------       ------        -------
Michael Brown                                 187,500            1.4%           187,500         0                0%
Donald MacIntire                              187,500            1.4%           187,500         0                0%
IIG Equity Opportunities Fund, Ltd.           500,000            3.6%           500,000         0                0%
Fusion Capital Fund II, LLC                   1,302,000 (2)      9.0%           802,000         500,000 (2)      3.5%
William T. Ritger                             483,333 (3)        3.5%           483,333         0                0%
Platinum Partners Value Arbitrage Fund, LP    650,000 (4)        4.7%           650,000         0                0%
James Nicholson                               125,000 (5)        *              125,000         0                0%
Scarborough Ltd.                              4,083,332 (6)      25.2%          4,083,332       0 (6)            0%

------------

(1)      Based on 13,784,146 shares outstanding.

(2) Includes 462,000 which may be issued in accordance with the terms of a convertible promissory note, and 220,000 shares issuable upon exercise of warrants.

(3)      Includes 150,000 shares issuable upon exercise of warrants.

(4)      Includes 150,000 shares issuable upon exercise of warrants.

(5)      Includes 125,000 shares issuable upon exercise of warrants.

(6) Includes 2,416,666 shares issuable upon exercise of warrants. Excludes 1,250,000 shares underlying warrants which may be issued upon exercise of currently outstanding warrants.

* Less than 1%

                             SUMMARY OF TRANSACTIONS

The Offering

         IIG Equity Opportunites Fund, Ltd.


         On April 2, 2003, we entered into a bridge financing whereby we borrowed $550,000 from IIG Equity Opportunities Fund, Ltd., an unaffiliated lender. The loan is evidenced by a secured promissory note that bears interest at the rate of 14% per annum and is secured by substantially all of our assets. In addition, two of our executive officers, Nicko Feinberg and Stephen J. Cole-Hatchard pledged shares of our common stock owned by them as additional collateral to IIG Equity. In addition, Mr. Cole-Hatchard has personally guaranteed the repayment of the promissory note, and mortgaged certain personal real estate as collateral for the bridge loan. Mr. Cole-Hatchard's personal guarantee is limited to the assets mortgaged by him and IIG Equity has no-recourse against his other assets.

         In connection with the bridge financing, we issued 500,000 shares of our common stock to IIG Equity as additional consideration. The promissory note is repayable at the earlier of July 2, 2003 or upon our obtaining financing collateralized by Provo's accounts receivable. On June 19, 2003, we amended this agreement to extend its due date from July 2, 2003 to August 1, 2003. On September 30, 2003, we repaid $125,000 and amended this agreement to extend its due date from August 1, 2003 to October 3, 2003. In November 2003, we repaid an additional $96,539 principal and $19,861 in interest due under the note and entered into an agreement with the noteholder to extend the term of the note to December 31, 2003.

         Concurrently with the execution of the bridge loan agreement, we entered into a Registration Rights Agreement with IIG Equity which obligates us to file a registration statement covering the 500,000 shares of our common stock issued to IIG Equity as additional consideration.

         Delanet, Inc.

         On June 20, 2000, we purchased substantially all of the assets of Delanet, Inc., a company in the business of selling dial-up, DSL, leased-line and dedicated Internet access. As part of the purchase price, we issued a promissory note to Delanet in the principal amount of $728,600. The note provided for semi-annual interest payments and payment in full of all principal and outstanding interest on June 20, 2003.

         On March 27, 2003, we entered into a settlement agreement and release with the two shareholders of Delanet, Inc., Donald MacIntire and Michael Brown, in which we settled our obligation under the promissory note for $200,000 cash and 375,000 shares of our common stock, of which 187,500 were issued to Mr. MacIntire and 187,500 were issued to Mr. Brown. Under the terms of the settlement, we are obligated to include the settlement shares in this registration statement.

         Fusion Capital Fund II, LLC

         On July 1, 2003, we entered into an additional transaction with Fusion Capital Fund II, LLC, in which we issued to Fusion Capital a convertible promissory note in the principal amount of $110,000. The note bears an interest rate of 10% per annum. The entire principal and any unpaid interest is due on December 31, 2005. Fusion Capital has the right, at its option, on or prior to December 31, 2005 to convert the principal amount of the note, together with all accrued interest thereon in accordance with the provisions of and upon satisfaction of the conditions contained in the note, into fully paid and non-assessable shares of our common stock at a conversion price of $.25 per share. Also in connection with this sale, we issued to Fusion Capital warrants to acquire 220,000 shares of its common stock at an exercise price of $0.42. Our agreement with Fusion Capital obligates us to include the shares issuable upon conversion of the note and exercise of the warrants in this registration statement.

       William T. Ritger

       On August 1, 2003, we entered into a stock purchase agreement with William T. Ritger, in which we sold 333,333 shares of our common stock for $100,000. We also issued 150,000 warrants exercisable at $.40 per share to Mr. Ritger as additional consideration, the warrants are exercisable at the option of the holder during a period of five years.

       Concurrently with the execution of the Stock Purchase agreement, we entered into a Registration Rights Agreement with Mr. Ritger which obligates us to include the 333,333 shares of our common stock issued to Mr. Ritger under the stock purchase agreement and the 150,000 shares which may be issued upon the exercise of warrants in this registration statement.

       Platinum Partners Value Arbitrage Fund, LP

       On September 16, 2003, we entered into a stock purchase agreement with Platinum Partners Value Arbitrage Fund, LP, in which we sold 500,000 shares of our common stock for $150,000. We also issued 150,000 warrants exercisable at $.40 per share to Platinum Partners as additional consideration , the warrants are exercisable at the option of the holder during a period of five years..

       Concurrently with the execution of the Stock Purchase agreement, we entered into a Registration Rights Agreement with Platinum Partners which obligates us to include the 500,000 shares of our common stock issued to Platinum Partners under the stock purchase agreement and the 150,000 shares which may be issued upon the exercise of warrants in this registration statement.

       James Nicholson

       In June 2002, we entered into a securities purchase agreement with James Nicholson whereby Mr. Nicholson purchased a $25,000 convertible promissory note from us. We also issued 125,000 warrants exerciseable at $.08 per share to Mr. Nicholson as additional consideration, , the warrants are exercisable at the option of the holder during a period of five years. In October 2003, we entered into an agreement with Mr. Nicholson whereby we agreed to include the 125,000 shares of common stock issuable upon the exercise of the warrants in this registration statement.

       Scarborough Ltd.

         On November 25, 2003, we entered into a subscription agreement with Scarborough Ltd in which we sold 1,666,666 shares of our common stock for $500,000. Pursuant to the subscription agreement, we also issued 750,000 warrants exerciseable at $.01 per share to Scarborough Ltd. as additional consideration (the "A Warrants"). The A Warrants are exerciseable at the option of the holder for a period of three years. We also issued to Scarborough Ltd. with a warrant to purchase an additional 1,666,666 shares of our common stock at a purchase price of $0.30 per share (the "B Warrants"). The B Warrants are exerciseable within forty-five days of the date of this registration statement, which date may be extended for an additional forty five days pursuant to the terms of the B Warrant. Upon exercise of the B Warrants, we will also issue to Scarborough Ltd. a warrant to purchase an additional 1,250,000 shares of our common stock at $0.01 per share (the "B2 Warrants"). The B Warrants and the B2 Warrants are only exerciseable if our shareholders approve the terms of the B Warrants and the B2 Warrants.

         Under the terms of the subscription agreement, we are obligated to include the 1,666,666 shares of our common stock issued to Scarborough Ltd., the 750,000 shares which may be issued upon the exercise of the Warrants, and the 1,666,666 shares which may be issuable in the event the B2 warrants are issued and exercised, in this registration statement.

                              PLAN OF DISTRIBUTION

         Sales of the shares may be made from time to time by the selling stockholders. Such sales may be made on the American Stock Exchange, in another over-the-counter market, on a national securities exchange, any of which may involve crosses and block transactions, in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act of 1933 or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this prospectus. Without limiting the generality of the foregoing, the shares may be sold in one or more of the following types of transactions:

         o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         o an exchange distribution in accordance with the rules of such exchange;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         o face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resale.

         Brokers or dealers may receive compensation in the form of commissions, discounts or concessions from selling stockholders in amounts to be negotiated in connection with the sale. Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.
Compensation to be received by broker-dealers retained by the selling stockholders in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a supplement, to any person who purchases any of the shares from or through such dealer or broker.

         During such time as they may be engaged in a distribution of the shares the selling stockholders are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

         It is possible that a significant number of shares may be sold and, accordingly, such sales or the possibility thereof may have a depressive effect on the market price of our common stock.

                                  LEGAL MATTERS

         Amy Wagner-Mele, our Executive Vice President and General Counsel, will pass upon the validity of the common stock.

                                     EXPERTS

         Our financial statements as of December 31, 2002 and for the two years then ended incorporated by reference in this prospectus have been included in reliance upon the report of Goldstein Golub and Kessler LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

            The financial statements of Proyecciones y Ventas Organizadas, S. A. de C. V. incorporated by reference in this Prospectus have been audited by BDO Hernandez Marron y Cia., S.C., independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                         WHERE YOU CAN FIND INFORMATION

         Frontline Communications Corporation has filed with the SEC, a Registration Statement with respect to the securities offered by this prospectus. This prospectus, filed as part of such Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, portions of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to Frontline Communications Corporation and this offering, reference is made to the Registration Statement, including exhibits filed therewith, which may be read and copied at the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. You can obtain copies of these materials at prescribed rates from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic filings made through the SEC's electronic data gathering, analysis and retrieval system are publicly available through the SEC's worldwide web site (http://www.sec.gov).

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current only as of its date.

                                -----------------

                                TABLE OF CONTENTS

                                                           Page
                                                           ----
Incorporation of Certain Documents by Reference ........      4
Prospectus Summary......................................      4
Risk Factors............................................     12
Use of Proceeds.........................................     22
Description of Capital Stock............................     23
Selling Stockholders....................................     25
Plan of Distribution....................................     28
Legal Matters...........................................     29
Experts.................................................     29
Where You Can Find Information..........................     29


                          ----------------------------

                                7,018,665 Shares


                      FRONTLINE COMMUNICATIONS CORPORATION


                                  Common Stock


                                  -------------

                                   PROSPECTUS

                                  -------------


                                December 17, 2003